Contact

www.linkedin.com/in/kerry-diamond-001 (LinkedIn)

Top Skills

Media Relations
Content Strategy
Publishing

Kerry Diamond

Founder & Editorial Director, Cherry Bombe
Brooklyn, New York, United States

Summary

With more than 25 years of experience at top media, fashion, and beauty brands, Kerry Diamond understands how to translate great ideas into content and retail success. She is the founder of Cherry Bombe, a 10-year-old media and events company that celebrates women and food and has been part of the cultural conversation in the food space since its founding. In addition to its quarterly print-only magazine, Cherry Bombe is known for the Jubilee conference, which is the largest gathering of women in the food space in the U.S.; and the Cherry Bombe Podcast Network, which includes the country's #1 baking podcast, the country's #1 female-focused food podcast, and the official companion podcast for the HBO Max show "Julia," based on the life of Julia Child. Her previous experience includes senior leadership roles at Harper’s Bazaar, Lancôme, Coach, and Yahoo Food, as well as the ownership of the award-winning Brooklyn coffee shop Smith Canteen, and other Brooklyn eateries.

Kerry is committed to making the world a better place for all by uplifting women and bringing people together through food.

Experience

Cherry Bombe
12 years

Founder & Editorial Director
May 2013 - Present (12 years)
New York, N.Y.

Cherry Bombe is a media and events company that celebrates women and cool creatives in and around the world of food and drink. The company includes the Cherry Bombe Podcast Network, the Jubilee conference, a quarterly print-only magazine, cookbook, membership program, and more.

Host & Producer, The Cherry Bombe Podcast Network
July 2015 - Present (9 years 10 months)

Rockefeller Center

Kerry hosts and produces the weekly Radio Cherry Bombe, which is recorded at Rockefeller Center's Newsstand Studios. Guests have included Ina Garten, Nigella Lawson, Sophia Roe, Stanley Tucci, Priyanka Chopra, and other industry luminaries. She also produces She's My Cherry Pie, a baking podcast that launched Fall 2022 and is the #1 show in its category; and The Future Of Food Is You, a Gen-Z food podcast that also launched Fall 2022.

Co-Author, The Cherry Bombe Cookbook
January 2017 - December 2017 (1 year)
New York, N.Y.

Kerry co-authored the Cherry Bombe Cookbook, a collection of 100+ recipes from notable women in the food and drink world, and worked on all aspects of the book's production. The Cherry Bombe cookbook remains in print and was published by Clarkson Potter.

HBO Max
Host & Producer, the Dishing on Julia podcast
March 2022 - Present (3 years 2 months)
New York, New York, United States

Dishing on Julia is the official companion podcast to HBO Max's "Julia," an original series based on the life of Julia Child. Season One guests included cast member David Hyde Pierce, creator Daniel Goldfarb, Ina Garten, and Dorie Greenspan.

New York City Tourism + Conventions
Board Member
March 2019 - Present (6 years 2 months)
New York, New York, United States

Food Education Fund
Volunteer
March 2020 - Present (5 years 2 months)
New York, New York, United States

The Food Education Fund supports the food programs at various New York City public high schools, including the Food & Finance High School. Kerry helped FEF create its food media program, Pass The Spatula, and worked closely with more than a dozen students on the first issue of its print magazine. She is currently working with FEF students on its first-ever podcast, due to launch in June 2023.

Smith Canteen
Owner
June 2011 - July 2019 (8 years 2 months)

Smith Canteen was a coffee shop in Carroll Gardens, Brooklyn, with a focus on great coffee, beautiful baked goods, sustainability, and community. It was sold to Hungry Ghost in 2019.

Yahoo
Yahoo Food Editor in Chief
September 2014 - March 2016 (1 year 7 months)
New York, NY

As editor of the Yahoo Food vertical, Kerry oversaw the team that produced all food content and videos.

Coach
Divisional Vice President, Public Relations
March 2011 - May 2013 (2 years 3 months)

Kerry oversaw the U.S. PR team and worked closely with Coach's women's and men's designers, event producers, and digital team, as well as the company's outside PR and celebrity agencies.

Lancome
Vice President, Public Relations
May 2005 - February 2011 (5 years 10 months)
New York

Kerry helped modernize the company's U.S. PR approach by introducing the brand to social media, creating the luxury beauty industry's first branded beauty blog, and working with early influencers such as Emily Weiss and Michelle Phan. She also worked with all the U.S. based spokesmodels and served as a liaison between the Paris office and the talent reps.

Harper's Bazaar
Beauty Director
August 2001 - April 2005 (3 years 9 months)
New York

Kerry was the head of the beauty editorial team and responsible for producing all beauty editorial content for Harper's Bazaar magazine.

WWD
Luxury Beauty News Editor & Founder of Beauty Biz
May 1998 - August 2001 (3 years 4 months)

New York

Kerry covered the luxury beauty segment, and specialized in covering the emerging indie brands and retail websites of that era. She also founded the WWD magazine Beauty Biz, which operates today under the name Beauty Inc.

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Education

State University of New York College at Plattsburgh
Honorary Doctorate, Fine/Studio Arts, General · (December 2016 - December 2016)

SUNY Plattsburgh
BA, English · (1987 - 1991)

St. Joseph Hill Academy